Huntington Asset Services, Inc.

2960 N. Meridian St., Suite 300

Indianapolis, IN 46208

April 5, 2012

EDGAR CORRESPONDENCE

Securities & Exchange Commission

Division of Investment Management

450 5th Street, NW

Washington, DC 20549

Re:	Huntington Funds (“Registrant”), SEC File No. 811-5010

Dear Ms. White,

Per our discussion, attached please find a marked copy of the Huntington Funds N-14 registration statement.

This incorporates our changes made in regard to your comments.

Please let me know if you have any questions.

Thank you.

/s/ Jay S. Fitton, Esq.

Jay S. Fitton, Esq.

Vice President - Legal Administration

Huntington Asset Services

3805 Edwards Rd

Cincinnati, OH 45209

513.366.3071